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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                     THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of March, 1997

                          RENAISSANCE HOTEL GROUP N.V.
                (Translation of Registrant's Name Into English)

                      C/O RENAISSANCE HOTELS INTERNATIONAL
                   29800 Bainbridge Road, Solon, Ohio 44139
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F           X         Form 40-F
                                  -----                 -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                Yes                           NO           X
                                  -----                 -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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                MARRIOTT INTERNATIONAL COMPLETES ACQUISITION OF
                            RENAISSANCE HOTEL GROUP

WASHINGTON, March 31 /PRNewswire/ -- Marriott International, Inc. (NYSE: MAR) today announced that it has completed the acquisition of Renaissance Hotel Group N.V. (NYSE: RHG), a premier operator and franchiser of 150 hotels (46,425 rooms) in 38 countries.

Shareholders of the Renaissance Hotel Group received $30 per share in cash. As announced on February 18, Marriott agreed to acquire Renaissance Hotel Group for a total acquisition cost of approximately $1 billion, including transaction costs and existing net debt of Renaissance.

J.W. Marriott, Jr., chairman and chief executive officer of Marriott International, said, "We are very pleased to complete the acquisition of the Renaissance Hotel Group, which adds three premier brands to our lodging business and more than doubles Marriott's presence in markets outside the United States. We have significantly expanded our access to customers in new and emerging markets worldwide with the addition of these powerful brands."

Combined, Marriott and Renaissance Hotel Group currently operate or franchise 1,300 hotels with approximately 275,000 rooms. As part of the acquisition, Marriott has a strategic alliance for future hotel development with the Hong Kong-based New World Development Co., Ltd., the principal Renaissance shareholder prior to the transaction.

Renaissance Hotel Group operates or franchises its hotels and resorts under three well-established brand names: Renaissance is a quality international brand for business and leisure travelers; New World is a quality hotel brand in Asia and the Pacific region; and, Ramada International is a mid-priced lodging brand outside of the United States and Canada. Renaissance Hotel Group also master licenses the Ramada name in the United States and Canada to others under long-term agreements. The company does not have any significant owned real estate.

Of the 30,100,000 Renaissance Hotel Group common stock shares outstanding at the time of Marriot's tender offer, 30,068,599 shares were tendered, including 186,600 shares tendered pursuant to notices of guaranteed delivery. By the tender offer deadline of 12:01 a.m. March 29, 1997, 31,401 shares had not yet been tendered.

MARRIOTT INTERNATIONAL, INC., is the world's leading hospitality company, with approximately 4,700 operating units in the United States and 30 other countries and territories. Major businesses include hotels operated and franchised under the Marriott, Ritz-Carlton, Courtyard, Fairfield Inn, Residence Inn, TownePlace Suites, and Executive Residences brands; vacation ownership resorts; food service and facilities management for clients in business, education and health care; senior living communities and services; and food service distribution. The company is headquartered in Washington, D.C. and has approximately 192,000 employees. For the 1996 fiscal year, the company reported total sales of $10.2 billion.
SOURCE Marriott International

03/31/97  /CONTACT: Tom Marder of Marriott International, 301-380-2553/


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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                             RENAISSANCE HOTEL GROUP N.V.

                                             By: /s/ William J. Shaw
                                                -------------------------------
                                                William J. Shaw
                                                Chairman of the Board





Date:   April 4, 1997

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